Exhibit 10

GROWN ROGUE INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED JANUARY 31, 2021

i

This Management Discussion and Analysis (“MD&A”) made as of April 1, 2021 should be read in conjunction with the unaudited condensed interim consolidated financial statements of Grown Rogue International Inc. (the “Company”, (“we”, “our”, or “us”) for the three months ended January 31, 2021 and 2020 (the “Reporting Period”), and the related notes thereto (the “Financial Statements”). The Company’s Financial Statements are presented on a consolidated basis with its wholly-owned subsidiaries: Grown Rogue Unlimited, LLC (“GR Unlimited”) and GR Unlimited’s wholly-owned subsidiaries Grown Rogue Gardens, LLC (“GR Gardens”), GRU Properties, LLC (“GRU Properties”), and GRIP, LLC (“GRIP”); as well as GR Unlimited’s 87% interest in GR Michigan, LLC, GR Unlimited’s 91.4% interest in Grown Rogue Distribution, LLC (“GR Distribution”), and GR Unlimited’s 60% interest in Idalia, LLC. The Company’s reporting currency is the United States dollar and all amounts in this MD&A are expressed in United States dollars unless otherwise noted. The use of “CAD$” refers to Canadian dollars.

The three months ended January 31, 2021 and 2020 are referred to herein as “Q1 2021” and “Q1 2020,” respectively.

The Company’s comparative information included in this MD&A has been prepared in accordance with IFRS.

Additional information relating to the Company is also available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The common shares of GRIN are listed on the Canadian Securities Exchange under the symbol “GRIN”.

Management’s Responsibilities for Financial Reporting

The Financial Statements have been prepared by management in accordance with IFRS and have been approved by the Company’s board of directors (the “Board”). The integrity and objectivity of the Financial Statements are the responsibility of management. In addition, management is responsible for ensuring that the information contained in the MD&A is consistent where appropriate, with the information contained in the Financial Statements.

The Financial Statements may contain certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the Financial Statements are presented fairly in all material respects.

As the Company is a Venture Issuer (as defined under under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) (“NI 52-109”), the Company and Management are not required to include representations relating to the evaluation, design, establishment and/or maintenance of disclosure controls and procedures (“DC&P”) and/or Internal Controls over Financial Reporting (“ICFR”), as defined in NI 52-109, nor has it completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost-effective bases DC&P and ICFR for the issuer may result in additional risks of quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

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Forward-Looking Statements

This MD&A contains information and projections based on current expectations. Certain statements herein may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, such statements use such words as “will”, “may”, “could”, “intends”, “potential”, “plans”, “believes”, “expects”, “projects”, “estimates”, “anticipates”, “continue”, “potential”, “predicts” or “should” and other similar terminology. These statements reflect expectations regarding future events and performance but speak only as of the date of this MD&A. Forward-looking statements include, among others, statements with respect to planned acquisitions, strategic partnerships or other transactions and expansions not yet concluded; plans to market, sell and distribute products; market competition; plans to retain and recruit personnel; the ability to secure funding; and the ability to obtain regulatory and other approvals are all forward-looking information. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, or achievements to be materially different from those implied by such statements.

There can be no assurance that any intended or proposed activity or transaction will occur or that, if any such action or transaction is undertaken, it will be completed on terms currently intended by the Company. The Company assumes no responsibility to update or revise forward-looking information to reflect new events or circumstances unless required by law.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The forward-looking statements herein speak only as of the date hereof. Actual results could differ materially from those anticipated due to a number of factors and risks including those described in this MD&A under “Risk Factors” and in section 17 of the Company’s Listing Statement dated November 15, 2018 which can be found under the Company’s profile on www.sedar.com.

Description of Business

Grown Rogue, headquartered in Medford, Oregon, is a multi-state cannabis company curating high quality and consistent flower that allows consumers to enhance life experiences. Grown Rogue is a mid-premium brand that classifies their products based on “Mind, Body & Mood” effects which resonates with consumers from the so-called canna-curious through the canna-serious. Grown Rogue is committed to educating, inspiring and empowering consumers with information about cannabis so they can “enhance experiences” by selecting the right product. Grown Rogue is focused on high quality, low-cost production of flower and flower-based products. Flower continues to be the leading product category in most every state as compared to other categories such as edible, vape cartridges, pre-rolls, or concentrates. With its best-in-class production methods, low cost cultivation, award winning product, and geographic location in the famed Emerald Triangle, Grown Rogue is well positioned to become a leading flower producer in the cannabis sector.

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Oregon

Grown Rogue, through its wholly owned subsidiary, GR Gardens, operates four cultivation facilities, in Oregon comprising approximately 130,000 sq ft of cultivation area, that currently service the Oregon recreational marijuana market: “Manzanita Glen” (sungrown), “Trail’s End” (sungrown), and two state-of-the-art indoor facilities (“Warehouse 1” and “Warehouse 2”). Warehouse 2 is comprised of assets being operated under a management agreement that was signed during Q2 2021 which will approximately double our indoor production capacity. GR Gardens currently holds three producer licenses in Oregon from the Oregon Liquor Control Commission (“OLCC”), for the three properties described above, one wholesaler license, and one processor license. GR Gardens is currently not operating the processor license. Warehouse 2 also has a cultivation license and is awaiting the transfer of a wholesale and processing license to this location.

GR Gardens is responsible for production of recreational marijuana using outdoor and indoor production methodologies. Manzanita Glen and Trails End are both outdoor, sungrown farms, with 40,000 sq ft of flowering canopy, for a total of 80,000 square feet, sitting on a combined land package of approximately 45 acres.

Grown Rogue’s Oregon business is headquartered in the world-renowned Emerald Triangle, which is known world-wide for the quality of its cannabis. The Emerald Triangle includes the southern part of Oregon and northern part of California. The company capitalizes on this ideal outdoor growing environment to produce high-quality, low-cost cannabis flower. The two sungrown farms produce one crop per year per farm, which is planted in June and harvested in October.

Warehouse 1, an approximately 17,000 square-foot indoor facility, produces high-quality indoor flower through controlled atmosphere environment operations. By carefully controlling temperature, humidity, carbon dioxide levels, and other criteria, Grown Rogue is able to provide year-round supply of high-quality cannabis flower with multiple harvests per month. We have recently completed final construction of Warehouse 1, which now has eight dedicated flower rooms, which will allow for approximately four harvests per month.

Warehouse 2 added 30,000 square feet of indoor productive space, and we estimate production of 2,400 pounds from this facility in the remainder of 2021 (not a full year, having begun to operate the assets in February of 2021). After planned improvements, annual productive capacity will be increased to as much as 5,500 pounds. Warehouse 2 is a short distance from Warehouse 1, which is a benefit to operating efficiency, and it is equipped with state-of-the-art equipment which facilitates the implementation of best practices already developed at Warehouse 1.

The total annual production capacity for Grown Rogue’s Oregon operations, based on the current constructed capacity, will range between 12,000 and 14,000 pounds, depending upon various factors, including sungrown seasonality and strain performance.

Michigan

In February 2020, Grown Rogue, through its subsidiary GR Michigan, LLC, signed an Option to Purchase Agreement (“Option”) to acquire a 60% ownership in Golden Harvests, LLC (“Golden Harvests”). Golden Harvests is a Michigan-based, fully licensed, and operating cultivation company located in Bay City, Michigan. Golden Harvests has an approximately 80,000 square foot facility of which approximately 25,500 square feet is operational.

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With the addition of Golden Harvests, Grown Rogue will be adding an additional 3,000 pounds of high-quality indoor flower production capacity in 2021 and an anticipated 5,500 pounds of production capacity in 2022. Grown Rogue will oversee this capacity under the terms of a management services agreement prior to exercising its purchase option once regulatory approval is received.

Subsequent to January 31, 2021, the Company’s terminated its Option to Acquire Golden Harvests. Simultaneously with the termination, a new entity, Canopy Management, LLC (“Canopy”) signed an Option to Purchase Golden Harvests under similar terms. These agreements and related agreements will provide identical economic rights as the Company originally had in GR Michigan. These transactions are described under the section ‘Subsequent Events,’ below.

Product

Grown Rogue produces a range of cultivars for consumers to enjoy (traditionally classified as indicas, sativas, and hybrids). Grown Rogue has a mix of “core” and “limited” strains to provide consumers with consistent and unique purchasing options at their local dispensary. Grown Rogue flower has won multiple awards in Oregon, which is one of the most competitive cannabis production environments in the world, including the prestigious Growers Cup competition on two occasions. Grown Rogue also won 1st place for highest THC content, 1st place for highest terpene content, and 3rd place in the grower’s choice category 2018 and won 1st place for highest terpene content in 2019. In addition, the company believes it achieved an outdoor production potency record in the state of Oregon, when its Monkey Train cultivar tested at a THC potency of 35.13%.

Genetics

We are committed to developing unique, proprietary genetics and have allocated research and development space to develop new strains, while also phenotype hunting to identify new and exciting strain options that will resonate with consumers. Grown Rogue has developed a compelling mix of proprietary strains, along with a library of “fan favorites” to ensure that consumer and dispensary demand will remain strong for its flower and flower-derived products. All Grown Rogue genetics are rigorously tested to establish the genetic makeup of each strain in its portfolio. We continue to focus on bringing new unique genetics to ensure a steady flow of innovative flower and flower products.

Distribution and Sales

Grown Rogue distributes product directly to Oregon dispensaries to provide quality, consistency, and product variety year-round. Grown Rogue’s sales team works closely with dispensary owners and intake managers to provide consistent product, competitive prices, and service using sales techniques from other industries such as pharmaceutical and liquor.

By way of example, Grown Rogue has developed end user product marketing collateral and other educational information regarding Grown Rogue products as part of all sales with dispensaries that include strain type, testing results, information on the product and other necessary information to clearly articulate the product being provided. Each product is uniquely packaged all while maintaining brand consistency across the product suite.

Grown Rogue works with dispensary owners to develop promotional opportunities for the retail customers and bud tenders. Grown Rogue provides detailed tutorials to the staff and owners of the dispensaries around the product and how it is grown, processed, cured, packaged and other items so that they are intimately familiar with the Grown Rogue process. Grown Rogue also invites dispensary owners and operators to Grown Rogue’s operating facilities so they can see first-hand the methods and processes used to create the product.

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Branding

Developing compelling branding that engages, inspires, and creates transparency and trust with consumers is one of the most important aspects of building a successful cannabis company. Cannabis product branding has been evolving from promising high-quality flower, to providing descriptions of the effect a consumer should expect from a particular product.

Grown Rogue was one of the first brands in the United States to go to market with this type of branding as part of the ROGUE Categorization: Relax, Optimize, Groove, Uplift and Energize. The focus was to provide consumers with “The Right Experience, Every time” made easier by a simple product description that was not cannabis based, such as “sativa” or “indica”.

While other brands have shifted into the “one word” product description, Grown Rogue has leveraged consumer insights and product feedback to evolve the messaging to provide significantly more detail so consumers can make a more informed choice about which Grown Rogue products will optimally enhance their experience.

Grown Rogue’s unique “Mind, Body & Mood” product descriptions provide a level of detail about the expected cannabis experience that is much more insightful and beneficial than competitors. Instead of one word, such as “Relax,” describing a product, Grown Rogue has six words across three categories, which is easy to understand, but much more informative. Grown Rogue is refining this branding effort and intends to launch this new and innovative approach to ensuring consumers select the right experience in 2021.

In order to grow the Grown Rogue community and spread knowledge of its products, Grown Rogue leverages social media and other digital platforms. Grown Rogue aspires to eliminate the “dark mystery” historically associated with cannabis by empowering consumers to learn about the plant and then “enhance experiences” as they desire. The transition from prohibition to legal cannabis has provided the cannabis community with an opportunity to welcome a large group of new members and it is vital that product education is completed in an authentic and informative manner to ensure that everyone’s first cannabis experience is not only positive but also as expected.

Marketing and Advertising

Grown Rogue’s marketing channels include a comprehensive, fully responsive (mobile) interactive website. The website has been search engine optimized and includes calls to action that encourage consumers to become part of the Grown Rogue community by joining its newsletter list or following the company on social media. Grown Rogue is focused on providing education to new and existing consumers, which is available through its monthly newsletter or via the Blog section of its website. Consumers can find information about Grown Rogue, different types of cannabis products and general industry information.

We strategically leverage digital advertising, primarily on industry sites such as Leafly and Weedmaps, and have selectively advertised in endemic and non-endemic magazines including Grow, Northwest Leaf, Oregon Leaf, Dope, Portland Mercury, and Willamette Weekly.

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Grown Rogue has established a social media presence that includes Facebook, Twitter, and Instagram. Grown Rogue’s social identity will be defined by delivering fresh content and keeping interaction with followers/fans prompt and positive. Grown Rogue intends to attract existing cannabis industry participants as well as people not familiar with the industry by creating a positive, inclusive environment where dialogue is encouraged. The goal is to change existing stereotypes and overcome the stigmas associated with the cannabis industry.

Trademarks and Patents

Grown Rogue actively seeks to protect its brand and intellectual property. Grown Rogue currently has three registered trademarks:

1.	Grown Rogue was filed on September 22, 2017 and registered on August 7, 2018 under Registration No. 5537240

2.	The Right Experience Every Time was filed on September 29, 2017 and registered on August 7, 2018 under Registration 5537260.

3.	Sizzleberry was filed on September 29, 2017 and registered on August 7, 2018 under Registration 5537259.

Grown Rogue filed a patent for its nitrogen sealed glass containers on February 15, 2018 with the United States Patent and Trademark Office (“USPTO”). The nitrogen sealed glass containers preserve the freshness of the flower and essential terpenes to improve the “entourage effect.” The USPTO issued Grown Rogue United States Patent Number 10,358,282 on July 23, 2019. Several third parties have contacted us to request licensing information on this technology. We have introduced nitrogen sealed jars in Michigan and plan on launching them as we enter additional new markets and may license the technology to third parties operating in markets in which Grown Rogue is not currently licensed.

Social and Environmental Policies

Grown Rogue employs sustainable business models in all of its operations. Grown Rogue maintains the highest standards of environmental stewardship in cultivation. This includes sustainable water sources with optimization of reclamation and recapture from runoff and recycling of water input. We use only natural and sustainable products in all applications, including nutrients and integrated pest management. We maintain the highest level of sustainable cannabis practices through our focus on sustainable and natural cultivation methods.

Grown Rogue hires and pays living wage to all of its team members and is very involved in each of the communities where it operates.

When wildfires ravaged Oregon during the year ended October 31, 2020, particularly Jackson County, Grown Rogue quickly mobilized to support teammates and their families who lost homes or were adversely impacted, while also donating over $20,000 to community fire relief funds and organizing a Cannabis Coalition Fire Relief Fund with the United Way of Jackson County.

Plans for Expansion & Economic Outlook

Grown Rogue continues to focus on taking its learnings and experience from Oregon into new markets across the US. During the last two years, Grown Rogue has established a platform that excels at licensing, compliance, high quality and low cost production methods, understanding consumer purchasing preferences, and product innovation. This platform places Grown Rogue in a superior position to capitalize on new markets compared to our competitors. Oregon is arguably the most competitive cannabis market in the world, and we have excelled by implementing standard business practices that make the Company well suited for entering and building successful brand presence in newly legalized cannabis markets.

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The recently completed expansion into Warehouse 2 (described in the Oregon heading under Description of Business) represents a template for growth and execution against management’s strategy of being a high quality, low cost flower producer. As other growth opportunities arise under favorable financial terms, management can activate known and repeatable systems into new assets.

The future of the cannabis industry is in the branded products and the best brands are being created in the west coast, which is the area that has become synonymous with high quality cannabis. Unlike many current multi-state operators who prefer to obtain just a few licenses in a large volume of states, Grown Rogue is very focused on establishing a larger number of licenses in fewer states to capitalize on the economies of scale necessary to maximize profits. Over the next 12 months, Grown Rogue is focused on furthering its footprint and market share in the Oregon market, continuing to add to the portfolio projects in Michigan and looking at strategic opportunities in new states.

With the recent shift in political landscape, Grown Rogue has also begun analyzing the potential for federal de-regulation and the subsequent ability to export cannabis products across state lines. Oregon and the west coast have become synonymous with high quality cannabis and long term we believe Oregon will be a large export state across the US and international. Being located in the Emerald Triangle also provides a unique product differentiator due to the ability to produce high quality low cost sungrown flower due to the environmental conditions that occur naturally in Southern Oregon. Our strategy for how to take advantage of what will surely be a multi-billion dollar export business is developing and we are excited to begin implementation of this business plan over the coming years.

Going Concern

The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to fund its development programs and general and administrative expenses, discharge its liabilities as they become due and generate positive cash flows from operations. There is no certainty that the Company will be successful in raising additional capital or generating positive cash flow from operations.

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Selected Annual Information

The following selected financial data for each of the three completed financial years are derived from the audited annual financial statements of the Company.

Year Ended October 31,	2020	2019	2018
Total revenue	$4,239,604	$3,924,983	$1,932,128
Loss from operations	(1,574,679)	(7,622,956)	(4,967,609)
Net loss	(2,356,488)	(9,476,934)	(7,509,986)
Net loss per share, basic and diluted	(0.03)	(0.13)	(0.22)
Comprehensive Loss	(2,490,605)	(9,355,014)	(7,509,986)
Comprehensive loss per share, basic & diluted	(0.03)	(0.13)	(0.22)
Total assets	3,764,418	2,932,476	5,366,268
Total non-current liabilities	2,910,333	217,633	2,292,634
Cash dividends	Nil	Nil	Nil

Results of Operations

Selected financial results of operations for three months ended January 31, 2021, are summarized below:

Three months ended January 31,	2021($)	2020($)	Variance $	Variance %
Revenue	1,051,185	1,106,296	(55,111)	(5)%
Cost of goods sold, excluding fair value adjustments	(473,086)	(521,680)	48,594	(9)%
Gross profit (loss) before fair value adjustments	578,099	584,616	(6,517)	(1)%
Net loss	(995,789)	(233,187)	(762,602)	327%

Significant expense items contributing to the increase in net loss between the three months ended January 31, 2021 and 2020 are summarized in the table below.

Three months ended January 31,	2021($)	2020($)	Variance $	Variance %
Realized fair value amounts in inventory sold	173,598	632,630	(459,032)	(73)%
Unrealized fair value loss (gain) on growth of biological assets	124,311	(701,559)	825,870	(118)%
Accretion expense	248,357	68,210	180,147	264%
Amortization of property and equipment	124,381	49,677	74,704	150%
General and administrative expenses	752,478	670,768	81,710	12%

More detailed analysis of the components of results of operations are described in the following sections.

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Revenues

The following tables summarizes revenues earned during the three months ended January 31, 2021 and 2020.

Three months ended January 31,	2021($)	2020($)	Variance ($)	Variance (%)
Revenue from third-party products	-	40,228	(40,228)	(100)%
Revenue from management services	176,361	-	176,361	--
Revenue from Grown Rogue production	874,824	1,066,068	(191,244)	(18)%
Total revenue	1,051,185	1,106,296	(55,111)	(5)%

The following table summarizes revenues from Grown Rogue production.

Three months ended January 31,	2021($)	2020($)	Variance ($)	Variance (%)
Indoor	423,451	499,713	(76,262)	(15)%
Outdoor	414,676	534,237	(119,561)	(22)%
Trim & other	36,697	32,118	4,579	14%
Revenue from Grown Rogue production	874,824	1,066,068	(191,244)	(18)%

Revenues during Q1 2021 were lower than Q1 2020 revenues, due to a decrease in pounds sold of indoor and outdoor flower, which was offset in part by an increase in average selling price of indoor flower. The following tables summarize pounds sold, revenues from those pounds, and average selling prices.

The following table summarizes sales prices and volumes. “ASP” refers to average selling price.

Revenue from	Q1 2021 Pounds sold	Q1 2020 pounds sold	Pounds variance	Q1 2021 ASP ($)	Q1 2020 ASP ($)	ASP variance
Indoor	327	490	(163)	1,296	1,021	275
Outdoor	587	787	(200)	706	679	27
Total	914	1,277	(363)	917	810	107

The decreased pounds sold in Q1 2021 as compared to Q1 2020 reflects, in part, our intentional hold-back of portions of inventory in expectation that prices would rise in the following months. This was based upon our observations over time that market prices for flower are seasonally low during the months of our first fiscal quarter.

Costs of goods and services sold

Three months ended January 31,	2021	2020	Change ($)	Change (%)
Cost of finished cannabis inventory sold	$388,933	$521,680	(132,747)	(25)%
Costs of service revenues	84,153	-	84,153	--
Costs of goods sold, excluding fair value items	$473,086	$521,680	(48,594)	(9)%

Cost of finished cannabis inventory sold decreased 25%, while revenues for Grown Rogue production decreased 18%, reflecting favorable operational efficiency. As no service revenues were earned during Q1 2020, there are no comparable costs of service revenues for Q1 2021.

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Net loss

Share-based compensation

During Q1 2021, we granted, or committed to grant, common shares as compensation to employees and service providers. The common shares issuances and stock options (measured at fair value using the Black-Scholes pricing model) resulted in total expense recognition of $88,438 during Q1 2021 (2020 - $Nil).

General and administrative expenses

Three months ended January 31,	2021	2020	Change ($)	Change (%)
Office, banking, travel, and overheads	$122,546	$117,685	4,861	4%
Professional services	136,428	165,352	(28,924)	(17)%
Salaries and benefits	493,504	387,731	105,773	27%
General and administrative expenses	$752,478	$670,768	81,710	12%

The increase in the general and administrative costs quarter over quarter was in part due to additional staffing required to support expansion and growth, which demanded increases in management expertise in operations and corporate positions.

Interest and interest accretion expense

Three months ended January 31,	2021	2020	Change ($)	Change (%)
Interest and accretion expense	$256,884	$158,724	98,160	62%

The increase in interest from Q1 2021 over Q1 2020 reflects interest on higher debt outstanding in Q1 2021 as compared to Q1 2020. In Q1 2021, interest attributable to convertible debentures was approximately $130,000 (2020 – approximately $147,000). Debt issued after Q1 2020 includes debt principal of $600,000 issued on March 20, 2020, at an effective interest rate of 73%; two debt issuances in Q1 2021 with total principal of $375,000 and effective interest rates of approximately 27%; and a debt issuance during Q1 2021 of $150,000 with an annual interest rate of 10%.

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Summary of Quarterly Results

The following table sets out selected quarterly results of the Company for the eight quarters ended on or before January 31, 2021. The information contained herein is drawn from the interim financial statements of the Company for each of the aforementioned eight quarters.

Fiscal Year	2021	2020
Quarter ended	Jan	Oct	Jul	Apr
Revenue ($)	1,051,185	1,056,702	903,994	1,172,612
Net loss ($)	(995,789)	(122,401)	(794,072)	(1,206,828)
Net loss, basic & diluted ($/share)	(0.01)	(0.00)	(0.01)	(0.01)

Fiscal Year	2020	2019
Quarter ended	Jan	Oct	Jul	Apr
Revenue ($)	1,106,296	431,629	773,930	1,885,115
Net loss ($)	(233,187)	(2,098,742)	(931,184)	(1,648,446)
Net loss, basic & diluted ($/share)	(0.00)	(0.02)	(0.01)	(0.02)

Liquidity

Our ability to generate cash in the short term is based upon sales from production and financing proceeds, and in the long term is based upon sales from production, including production from investments in production increases, or from growth by business acquisitions, or a combination thereof. Investments to increase production or acquire business may require further financing. The Company generates cash flows from sales of cannabis products which generate margin that contribute to coverage of other operating costs, but has not yet reached productive scale to generate net income and positive net cash flows from operations on a consistent basis. We have raised financing historically through debt and equity, which has been and will be invested in the business in order to improve production yields and increase total productive capacity, as well as cover operating costs. We raised proceeds of approximately $1.23 million during Q1 2021 (2020 - $15,000), and net proceeds of approximately $3.5 million (CAD$4,458,555) subsequent to Q1 2021.

We are typically able to sell finished goods shortly after inventory reaches its final state, and sales are primarily made on cash-on-delivery terms, or with short net terms. Our ability to fund operations, to plan capital expenditures, and to plan acquisitions, depends on future operating performance and cash flows and the availability of capital by way of debt or equity investment in the Company, which are subject to prevailing economic conditions and financial, business, and other factors, some of which are beyond the Company’s control.

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Cash flows

The following table summarizes certain cash flow items for the three months ended January 31, 2021 and 2020.

Three months ended January 31,	2021 ($)	2020 ($)
Net loss	(995,789)	(233,187)
Net cash provided by operating activities	123,405	150,384
Net cash used in investing activities	(159,016)	(4,528)
Net cash provided (used) by financing activities	1,096,224	(87,136)
Net increase in cash and cash equivalents	1,060,613	58,720
Effect of currency translation	(828)	(9,016)
Cash and cash equivalents, beginning	217,788	74,926
Cash and cash equivalents, ending	1,278,401	133,646

Operating activities

During the three months ended January 31, 2021, cash provided by operating activities was $123,405 (2020 - $150,384), which included the following significant non-cash items added back to net loss:

●	$124,381 (2020 - $49,677) in amortization of property & equipment;

●	$124,311 (2020 – deduction of $701,559) from the unrealized change in fair value of biological assets;

●	$132,448 (2020 - $18,375) in share-based compensation and stock option vesting expense, including expense for option grants under our stock option plan implemented during 2020, as well as shares issued directly as compensation for employees, directors, and service providers;

●	$248,357 (2020 - $68,210) in accretion of interest expense on debt and convertible debentures outstanding. As a point of reference, debt and convertible debentures outstanding at January 31, 2021 totaled approximately $3.28 million (January 31, 2020 – approximately $2.5 million); and

●	$319,627 (2020 - $Nil) from the fair value remeasurement of the derivative liability component of convertible debentures.

Cash used in operating activities also reflects an adjustment for the following non-cash item deducted from net loss:

●	$302,808 (2020 – $Nil) from the unrealized gain on our investment in PBIC shares, measured at PBIC’s publicly quoted share price.

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Increases in non-cash working capital are summarized in the following table.

Three months ended January 31,	2021	2020
Accounts receivable	$(66,866)	$(10,981)
Inventory	250,762	718,792
Prepaid expenses and other assets	(9,244)	(13,903)
Accounts payable and accrued liabilities	221,616	245,387
Interest payable	(44,141)	18,023
Unearned revenue	84,600	(35,000)
Total	$436,727	$922,318

Changes in accounts receivable are due to the timing and collection of sales and were relatively small factors in changes in non-cash working capital. Decreases in inventories, with corresponding increases to non-cash working capital, are significantly influenced by the unrealized fair value adjustments to biological assets, which are transferred to inventory upon harvest, as well as the timing of harvests and the timing of sales of finished inventory. Changes in liabilities, including accounts payable and accrued liabilities reflect the use of credit terms and cash flow management based upon ongoing liquidity management. Unearned revenues reflect payments for contracts with future delivery requirements, which we use from time to time as part of our sales strategy.

Investing activities

During the three months ended January 31, 2021, we invested $159,016 into property and equipment, primarily to expand our Warehouse 1 facility (2020 - $4,528).

Financing activities

Net cash flows from financing activities in Q1 2021 were $1,096,224 (2020 – net cash used of $87,136). Significant financing activities included the following:

●	Debt proceeds of $150,000 borrowed to expand Warehouse 1 productive capacity;

●	Debt proceeds of $375,000 borrowed to advance the acquisition of Warehouse 2;

●	Equity issuance by a subsidiary of $375,000, also to advance the acquisition of Warehouse 2; and

●	$200,000 raised through a private placement of common shares, and $125,000 deposited in advance of the close of the second tranche of this private placement closed February 5, 2021 (see Subsequent Events).

Financing activities during Q1 2020 included the following:

●	$15,000 in debt proceeds; and

●	$34,911 in repayments of long-term debt, as well as $67,225 in repayments of lease principal.

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Trends and expected fluctuations in liquidity

	January 31, 2021 ($)	October 31, 2020 ($)	Variance ($)	Variance (%)
Current assets	2,708,717	1,834,775	873,942	48%
Current liabilities	(4,706,314)	(1,799,104)	(2,907,210)	162%
Working capital	(1,997,597)	35,671	(2,033,268)	(5700)%
Add: derivative liabilities (not cash-settled)	930,195	583,390	346,805	59%
Working capital excluding derivative liabilities	(1,067,402)	619,061	(1,686,463)	(272)%

Working capital, excluding derivative liabilities, varied from October 31, 2020 to January 31, 2021 due in large part to approximately $1.8 million in convertible debentures becoming current after October 31, 2020.

We expect significant ongoing fluctuations in working capital over time, as we are in the early stages of growth. We have historically raised debt with principal due on maturity, and accordingly, we expect significant one-time payments as debt matures, as opposed to smooth cash outflows over time. We have historically been able to meet commitments, modify debt maturities, and raise new financing as required in order to respond to changes in liquidity position, although there is no guarantee we will be able to do so in the future. We are exposed to market pricing for cannabis products, which materially impacts our liquidity and is out of our control. The market for cannabis products, including flower, which is our primary product, is relatively immature, having recently become legal to buy and sell in certain markets. We have observed some indications of seasonality, and in addition, we have observed that market conditions can change rapidly without apparent explanations or analyzable causes. We cannot control whether we will be able to raise financing when required or sell cannabis products at profitable prices in the future; however, part of our strategy is to produce flower at sustainable gross margins over a growing productive base, which, holding other factors constant, is expected to result in improved net loss or net income, as well as net cash flows.

Commitments and obligations

Set out below are minimum future lease payments after January 31, 2021.

Total future minimum lease payments
Less than one year	$261,300
Between one and five years	936,010
Total	$1,197,310

The Company has one lease contract with extension options remaining after January 31, 2021, which was negotiated by management to provide flexibility in managing business needs. Set out below are the undiscounted potential rental payments related to periods following the date of exercise options that are not included in the lease term:

	Within five years	More than five years
Extension options available to be exercised	$6,180	$843,981

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The contractual maturities of the Company’s accounts payable and accrued liabilities, debt, leases, and unearned revenue occur over the next three years as follows:

	Year 1	Years 2 - 3
Accounts payable and accrued liabilities	$1,275,456	$389,816
Debt and convertible debentures	2,228,246	1,050,588
Lease liabilities	175,662	740,731
Interest payable	12,155	-
Unearned revenue	84,600	-
Total	$3,776,119	$2,181,135

The above table excludes the derivative liability reported at January 31, 2021, of $930,195, which is not cash-settled, as well as redemption liabilities of $375,000, which do not have a maturity date.

Other liquidity items

We hold shares in PBIC, which are classified as non-current. If or when we choose to sell these shares, we will be subject to market conditions for PBIC shares at the time of sale. We are not in default or arrears on our liabilities, noting that we have liabilities which have been deferred into non-current periods by creditors; such amounts were $389,816 at January 31, 2010 and October 31, 2020. We have a callable instrument represented at January 31, 2021 by a redemption liability of $375,000 (October 31, 2020 - $Nil) which represents a non-controlling interest that may be put to the Company; if exercised, the Company may choose to settle in cash or shares of the Company, or a combination thereof.

Capital Resources

Debt financing

Long-term debt

On November 23, 2020, we issued debt with a principal amount of $125,000, interest accrued at 10% per annum, and a maturity date of November 23, 2023. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $125,000. The note is reported at amortized cost using an effective interest rate of approximately 27%.

On December 2, 2020, we issued debt with a principal amount of $150,000, interest accrued at 10% per annum, and a maturity date of December 31, 2021. Interest and principal are payable upon maturity. The maturity date can be extended by up to six-months for a $1,000 fee per $10,000 of principal extended.

On January 27, 2021, we issued debt with a principal amount of $250,000, interest accrued at 10% per annum, and a maturity date of January 27, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 27%.

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Equity financing

Issuance of non-controlling equity interest in subsidiary

During Q1 2021, the Company sold an 8.6% interest in Grown Rogue Distribution, LLC (“GR Distribution”) for $375,000, through the issuance of 9.375 new equity units (“GR Distribution Units”) out of 109.375 total issued and outstanding GR Distribution Units after the issuance. The GR Distribution Equity Units are puttable by the subscribers and callable by the Company, and can be settled in Company shares at a value agreed upon by the Company and the GR Distribution non-controlling interests, or in cash, or in a combination of cash and shares. The Company has accordingly recognized a redemption liability of $375,000 at January 31, 2021 (2020 - $Nil), recorded by way of a reduction in Company contributed surplus.

Trends and expected fluctuations in capital resources

We generated net cash flows from financing of approximately $1.1 million during Q1 2021 (2020 – net outflows of approximately $90,000). Proceeds of $525,000 were raised from debt issuances during the three months ended January 31, 2021 (2020 - $15,000), and proceeds of $325,000 were raised from equity issuances and subscriptions (2020 - $Nil).

Financing activities have been critical to our ability to continue operating, and significant portions of our financing have historically been raised from key management personnel. These individuals have not provided assurance that they will provide additional financing if we require financing but are unable to raise such financing from third parties; this highlights the importance of management’s strategy of scaling operations. We raised proceeds, including debt and equity, of approximately $1.23 million during Q1 2021 (2020 - $15,000), and net proceeds of approximately $3.3 million (CAD$4,458,555) subsequent to Q1 2021. Our business strategy contemplates growing cash flows from operations, which may contribute to reinvestment and growth; however, further financing may be required or utilized based upon our future capital position and future business opportunities.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

Transactions with key management and directors

During the three month period ended January 31, 2021, the Company completed the following related party transactions:

1.	Through its wholly owned subsidiary, GRU Properties, LLC, the Company leased a property located in Trail, Oregon owned by the Company’s President and CEO. The lease was extended during the three months ended January 31, 2021 and expires on December 31, 2025. Rent of $19,000 was incurred for the three months ended January 31, 2021 (2020 $18,500). The Company had $45,000 (October 31, 2020 - $45,000) owing under this lease at January 31, 2021 from lease payments which the CEO agreed to defer. The lease balance at January 31, 2021, was $275,707 (October 31, 2020 - $12,532).

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2.	The Company incurred expenses of $11,250 (2020 - $12,000) for services provided by the spouse of the CEO. At January 31, 2021, accounts and accrued liabilities payable to this individual were $3,750 (October 31, 2020 - $1,946). During the year ended October 31, 2020, this individual was granted 500,000 options which vested on the grant date.

3.	Key management personnel consist of the President and CEO; the former Chief Strategy Officer; the CFO of GR Unlimited; the Chief Marketing Officer; and the Chief Accounting Officer; and the CFO of Grown Rogue International, Inc. The compensation paid or payable to key management for services for the periods as follows:

Three months ended January 31,	2021	2020
Salaries and consulting fees	$164,675	$100,500
Share-based compensation	14,296	10,188
Stock option expense	16,806	-
Total	$195,777	$110,688

Stock options granted to key management personnel and close family members of key management personnel include the following options, granted during the year ended October 31, 2020: 750,000 options to the CFO of GR Unlimited; 750,000 options to the Chief Market Officer; and 250,000 option to the Chief Accounting Officer.

Accounts payable and accrued liabilities due to key management at October 31, 2020 totaled $510,455 (October 31, 2019 - $441,424), including the accrued liabilities described at Note 8.

debt balances and movements with key management and directors

The following table sets out the movements and balances of debt with related parties during Q1 2021 and the year ended October 31, 2020.

	CEO	CFO of GR Unlimited LLC	Directors	Total
Balance - October 31, 2019	$-	$-	$-	$-
Borrowed	50,000	100,000	150,000	300,000
Interest	21,745	43,491	65,236	130,472
Payments	(10,252)	(20,504)	(30,756)	(61,512)
Balance - October 31, 2020	$61,493	$122,987	$184,480	$368,960
Borrowed	-	-	-	-
Interest	9,426	18,851	28,277	56,554
Payments	(1,191)	(2,383)	(3,574)	(7,148)
Balance - January 31, 2021	$69,728	$139,455	$209,183	$418,366

On November 23, 2020, an individual who became a director purchased 6.25 newly issued equity units of Grown Rogue Distribution, LLC for $250,000, out of the total of 9.375 such units issued during the three months ended January 31, 2021.

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Other Selected Financial Information

Adjusted EBITDA (non-IFRS measure)

The Company’s “Adjusted EBITDA” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines Adjusted EBITDA as the Company’s net income or loss for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities and the effects of fair-value accounting for biological assets and inventory. The Company believes that this is a useful metric to evaluate its operating performance.

We have included a figure within the Adjusted EBITDA reconciliation called “Adjusted Gross Margin.” Adjusted Gross Margin is calculated by removing the impact of fair value adjustments and amortization of fixed assets from net loss.

	Three months ended
	January 31,
Adjusted EBITDA Reconciliation	2021	2020
Net loss, as reported	$(995,789)	$(233,187)
Add back realized fair value amounts included in inventory sold	173,598	632,630
Add back (less) unrealized fair value loss (gain) on growth of biological assets	124,311	(701,559)
Add back amortization of property & equipment included in cost of sales	136,072	45,397
	$(561,808)	$(256,719)
Add back accretion expense, as reported	248,357	68,210
Add back amortization of intangible assets, as reported	4,997	7,659
Add back amortization of property and equipment, as reported	124,381	49,677
Add back amortization of right-of-use assets, as reported	48,605	35,822
Add back share-based compensation expense, as reported	88,438
Add back interest expense, as reported	8,527	90,514
Deduct unrealized gain on marketable securities, as reported	(302,808)	-
Add back unrealized loss on derivative liability	319,627	-
Adjusted EBITDA (loss)	$(21,684)	$(4,837)

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Cash margin analysis (non-IFRS measure)

“Cash Margin” is a non-IFRS measure used by management that does not have any meaning under IFRS and may not be comparable to similar measures presented by other companies. To define Cash Margin, first we define “Cash Production Costs,” pertaining to revenue from our products and third-party products, as the cost of finished cannabis inventory sold, as reported on the statement of comprehensive loss, less non-cash production costs, packaging and distribution costs, inventory write-offs and adjustments; costs for service revenues are as presented on the statement of comprehensive loss. Cash Margin is arrived at by subtracting Cash Production Costs from their corresponding revenue category, and dividing the result by revenue to arrive at a percentage of revenue. The Company believes that this is a useful metric to evaluate its operating performance.

The following table presents Cash Margin by revenue type.

	Three months ended
	January 31, 2021
Cash Margin analysis	Revenue $	Costs $	Margin %
Grown Rogue products	874,824	237,719	73%
Third party products	-	-	--
Service revenues	176,361	84,153	52%
Asset depreciation included in COGS	-	136,072	--
Cost of packaging & other included in COGS	-	15,142	--
Total costs of finished cannabis inventory sold, as reported	1,051,185	473,086	55%
Realized fair value amounts in inventory sold, as reported	--	173,598	--
Unrealized fair value (gain) on growth of biological assets, as reported	--	124,311	--
Totals, as reported	1,051,185	770,995	27%

	Three months ended
	January 31, 2020
Cash Margin analysis	Revenue $	Costs $	Margin %
Grown Rogue products	1,066,068	427,468	60%
Third party products	40,228	31,040	23%
Service revenues	-	-	--
Asset depreciation included in COGS	-	45,397	--
Cost of packaging & other included in COGS	-	17,775	--
Total costs of finished cannabis inventory sold, as reported	1,106,296	521,680	53%
Realized fair value amounts in inventory sold, as reported	--	632,630	--
Unrealized fair value (gain) on growth of biological assets, as reported	--	(701,559)	--
Totals, as reported	1,106,296	452,751	59%

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Outstanding Share Data

As of the date of the MD&A, the Company had 121,990,553 common shares outstanding.

As of the date of this MD&A, the Company has the following warrants outstanding, exercisable into common shares:

Exercise price	Warrants outstanding	Life (years)	Expiry date
$0.16	8,409,091	0.6	November 01, 2021
0.13	5,000,000	0.9	February 10, 2022
0.13	10,000,000	1.1	May 15, 2022
0.20	8,200,000	1.8	February 5, 2023
0.44	2,148,117	2.2	June 28, 2023
$0.17	33,757,208	1.2

As of the date of this MD&A, the Company has the following stock options outstanding and exercisable into common shares:

Exercise price	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry date
$0.44	500,000	500,000	0.8	January 01, 2022
0.15	3,125,000	2,082,500	3.3	July 09, 2024
0.15	500,000	250,000	3.7	December 01, 2024
0.15	200,000	-	3.6	November 18, 2024
$0.18	4,325,000	2,832,500	2.9

Critical Accounting Judgments and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. The most significant judgments include those related to the ability of the Company to continue as a going concern, the determination of when property and equipment are available for use, and impairment of its financial and non-financial assets. The most significant estimates and assumptions include those related to the valuation of biological assets, the collectability of accounts receivable, the useful lives of property and equipment, inputs used in accounting the determination of the discount rate used to estimate the fair value of the liability component of convertible promissory notes, the discount rates used to calculate present values of lease liabilities, the inputs used in the estimate of the fair value of unit-based compensation and the inputs used in the estimate of the fair value of the unit purchase option and warrants issued.

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Newly Adopted Accounting Pronouncements

No new accounting pronouncements were adopted during Q1 2021.

Financial Instruments and Other Risk Factors

Market Risk

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks.

Interest Rate Risk

At January 31, 2021 and October 31, 2020, the Company’s exposure to interest rate risk relates to long-term debt, convertible debentures, and leases; each of these items bears interest at a fixed rate.

Currency Risk

As at January 31, 2021, the Company had accounts payable and accrued liabilities of CAD$567,665 and convertible debentures of CAD$2,850,000, as well as a derivative liability of CAD$1,188,748. The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a loss for the other party by failing to pay for its obligation.

Credit risk to the Company is derived from cash and trade accounts receivable. The Company places its cash in deposit with United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit by primarily selling on a cash-on-delivery basis.

The carrying amount of cash and trade accounts receivable represents the Company’s maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

	January 31, 2021	October 31, 2020
Cash	$1,278,401	$217,788
Accounts Receivable	238,987	172,121
Total	$1,517,388	$389,909

The allowance for doubtful accounts at January 31, 2021 is $1,000 (October 31, 2020 - $7,425).

Liquidity Risk

Liquidity risk represents the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At January 31, 2021, the Company had current assets of $2,708,717 (October 31, 2020 - $1,834,775) and current liabilities of $4,706,314 (October 31, 2020 - $1,799,104), which resulted in a working capital deficit of $1,997,597 (October 31, 2020 – working capital of $35,671). As discussed above, our working capital deficit after adjusting for non-cash settled derivative liabilities was approximately $1.1 million. Subsequent to January 31, 2021, we raised gross proceeds of approximately $3.7 million (CAD$4,737,800) through a brokered private placement (see Subsequent Events).

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The Company faces risks inherent in an agricultural business.

Cannabis is an agricultural product. There are risks inherent in the agricultural business, such as insects, plant diseases, forest fire and similar agricultural risks. Although some of the Company’s cannabis flower is grown indoors under climate-controlled conditions, with conditions monitored, there can be no assurance that natural elements will not have a material adverse effect on the production of the Company’s products.

COVID-19 Pandemic

The Company’s business, operations and financial condition could be materially and adversely affected by the outbreak of epidemics or pandemics or other health crises, including the recent outbreak of COVID-19. On January 30, 2020, the World Health Organization declared the outbreak a global health emergency, on March 11, 2020, the World Health Organization declared the outbreak a pandemic and on March 13, 2020 the U.S. declared that the COVID-19 outbreak in the United States constitutes a national emergency. The Company will continue to evaluate the situation with respect to the COVID-19 pandemic as it develops and will implement any such changes to its business as may deemed appropriate to mitigate any potential impacts to its business. Such public health crises can result in volatility and disruptions in the supply and demand for products and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect consumer good prices, interest rates, credit ratings, credit risk and inflation. The risks to the Company of such public health crises also include risks to employee health and safety, a slowdown or temporary suspension of operations impacted by an outbreak, increased labour and fuel costs, regulatory changes, political or economic instabilities or civil unrest. At this point, COVID-19 has not had a significant impact on the Company’s supply chain nor its ability to continue operations and sustain revenues; however, it is possible that COVID-19 may in the future have a material adverse effect on the Company’s business, results of operations and financial condition.

Fair Values

The carrying amounts for the Company’s cash, accounts receivable, amounts due from a related company, short-term advance to a related party, accounts payable and accrued liabilities, amounts due to employee/director, short-term advance payable, promissory notes and convertible promissory notes approximate their fair values because of the short-term nature of these items.

Fair Value Hierarchy

A number of the Company’s accounting policies and disclosures require the measurement of fair valued for both financial and nonfinancial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

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Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

During the period ended January 31, 2021, there were no transfers of amounts between levels.

See additional risk factors relating to the Company as described in section 17 of the Company’s Listing Statement dated November 15, 2018 which can be found under the Company’s profile on www.sedar.com.

Subsequent Events

On February 15, 2021, Grown Rogue Distribution LLC (“GR Distribution”) sold 2.5 equity units for US$40,000 per unit each for total proceeds of $100,000. After this transaction, GR Distribution had 111.875 equity units outstanding, of which the Company owns 100. The unit holders have the future right to convert their units in the subsidiary, at an agreed-upon price, into common shares of the Company at the greater of CAD$0.20 or the maximum permitted discount under the policies of the Canadian Securities Exchange at the time of conversion.

On February 5, 2021 the Company completed the second tranche of a private placement; the second tranche was comprised of 8,200,000 units at CAD$0.16 per unit for proceeds of CAD$1,323,000. Each unit was comprised of one common share and one warrant to purchase one common share. Each warrant has an exercise price of CAD$0.20 and a term of two years. The second tranche included subscriptions by the following related parties: the CEO subscribed to 1,600,000 units; the CFO of GR Unlimited subscribed to 2,000,000 units; a key Company operations manager subscribed to 1,000,000 units; and PBIC subscribed to 2,000,000 units.

Subsequent to January 31, 2021, the Company’s subsidiary, GR Michigan, LLC, terminated its Option to Acquire Golden Harvests. Simultaneously with the termination, a new entity, Canopy Management, LLC (“Canopy”) signed an Option to Purchase Golden Harvests under similar terms. Canopy has already received approval by the State of Michigan for licensing and this will allow the Company to accelerate its option exercise to obtain a 60% interest in Golden Harvests. Canopy is majority owned by GRIN’s CEO, who has a fiduciary responsibility to the Company. The Company has an option to acquire an 87% membership interest in Canopy, from GRIN’s CEO, which when exercised, pending approval by the State of Michigan of the Company’s application, will provide identical economic rights as the Company originally had with GR Michigan.

On February 5, 2021, the Company agreed to acquire substantially all of the assets of the growing and retail operations of High Street Capital Partners, LLC (“HSCP”) for total consideration of $3,000,000 in a series of tranches based on estimated regulatory approvals not to exceed 18 months. The Company also executed a Management Services Agreement (“MSA”) with HSCP. The Company will operate the growing facility under the MSA until the acquisition of the growing assets obtains regulatory approval.

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On March 2, 2021, holders of convertible debentures converted principal of CAD$491,666 into common shares at CAD$0.125 per share, and accordingly the Company issued 3,933,328 common shares to those holders.

On March 17, 2021, the Company executed a lease for a new outdoor grow property. The lease term is through February 28, 2024. The annual lease cost is $40,000 per year, due in two equal semiannual payments on March 1st and June 1st of each year. There are no extension options in this agreement for periods after February 28, 2024. Management will transfer one of its existing outdoor growing licenses to this new location, and cease outdoor grow operations at the prior location. The remaining term at prior location is through December 31, 2021, and undiscounted remaining payments from February 1, 2021 to the end of the lease term total $41,800.

Brokered private placement of special warrants

On March 5, 2021, the Company announced completion of a brokered private placement offering through the issuance of an aggregate of 21,056,890 special warrants (each a “Special Warrant”) at a price of $0.225 (the “Issue Price”) per Special Warrant for aggregate gross proceeds of approximately $3.7 million (CAD$4,737,800) (the “Offering”).

Each Special Warrant entitles the holder thereof to receive, for no additional consideration, one unit of the Company (each, a “Unit”) on the exercise or deemed exercise of the Special Warrant. Each Unit is comprised of one common share in the capital of the Company (each, a “Common Share”) and one Common Share purchase warrant (each, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Common Share at an exercise price of CAD$0.30 for a period of twenty-four (24) months following the closing date (the “Closing Date”) of the Offering, subject to adjustment in certain events set out in the indenture governing the Warrants.

The Special Warrants are exercisable by the holders thereof at any time for no additional consideration and all unexercised Special Warrants will be deemed to be exercised, without any further action or payment of additional consideration by the holder thereof, on the date that is the earlier of: (i) the date that is three (3) business days following the date on which the Company obtains a receipt from the applicable securities regulatory authorities (the “Securities Commissions”) for a (final) short form prospectus qualifying distribution of the Common Shares and Warrants underlying the Special Warrants (the “Qualifying Prospectus”), and (ii) July 6, 2021.

If the Company has not received a receipt from the Securities Commissions for the Qualifying Prospectus on or before April 5, 2021, each unexercised Special Warrant will thereafter entitle the holder to receive upon the exercise or deemed exercise thereof, at no additional consideration, 1.10 Units (instead of one (1) Unit).

As consideration for the services rendered by the Agent in connection with the Offering, the Company paid to the Agent a cash commission of $253,746 and issued the Agent an aggregate of 1,127,758 broker warrants of the Company (the “Broker Warrants”) exercisable to acquire 1,127,758 compensation options (the “Compensation Options”). As consideration for certain advisory services provided in connection with the Offering, the Company paid to the Agent an advisory fee of $25,500 and issued the Agent an aggregate of 113,500 advisory warrants (the “Advisory Warrants”) exercisable to acquire 113,500 Compensation Options.

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Each Compensation Option entitles the holder thereof to purchase one unit of the Company (a “Compensation Unit”) at the Issue Price for a period of twenty-four (24) months following the Closing Date, subject to adjustment in certain events. Each Compensation Unit shall be comprised of one Common Share and one common share purchase warrant of the Company (a “Compensation Warrant”). Each Compensation Warrant shall entitle the holder thereof to purchase one common share in the capital of the Company (a “Compensation Warrant Share”) at a price of CAD$0.30 at any time before 5:00 p.m. (Toronto time) on the day that is twenty-four (24) months following the Closing Date, subject to adjustment in certain events.

Prior to the filing of the Qualifying Prospectus and the deemed exercise of the Special Warrants, the securities issued under the Offering will be subject to a four month hold period from the date of closing of the Offering in addition to any other restrictions under applicable law.

Regulatory Disclosure

Grown Rogue derives a substantial portion of its revenues from the cannabis industry in the United States, which industry is illegal under United States federal law. Grown Rogue is indirectly involved (through subsidiaries) in the cannabis industry in the United States where local state laws permit such activities. Currently, its subsidiaries are directly engaged in the manufacture, possession, use, sale or distribution of cannabis in the recreational cannabis marketplace in the State of Oregon. Grown Rogue also intends to enter the Michigan market – we have an option to acquire a controlling interest in a Michigan operator (see subsection ‘Option to Acquire Controlling Interest In Golden Harvests,’ above).

The United States federal government regulates drugs through the Controlled Substances Act (the “CSA”), which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I drug. Under federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States and a lack of accepted safety for the use of the drug under medical supervision. The United States Food and Drug Administration has not approved marijuana as a safe and effective drug for any indication.

In the United States cannabis is largely regulated at the state level. Notwithstanding the permissive regulatory environment of medical cannabis at the state level, and the increasing number of states with legal recreational frameworks, cannabis continues to be categorized as a Schedule I controlled substance under the CSA and as such, violates federal law in the United States. Senators Elizabeth Warren and Cory Gardner have introduced a bipartisan Senate bill titled “Strengthening the Tenth Amendment Through Entrusting States (STATES) Act” that would lift the Controlled Substance Act’s restrictions on cannabis in states that have written their own laws. However, there can be no assurances as to when this bill will pass, or if it will pass at all. The Supremacy Clause of the United States Constitution and United States federal laws made pursuant to it are paramount and in case of conflict between federal and state law in the United States, the federal law shall apply.

As a result of the conflicting views between state legislatures and the United States federal government regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in August 2013 when then Deputy Attorney General, James Cole, authored a memorandum (the “Cole Memorandum”) addressed to all United States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several US states had enacted laws relating to cannabis for medical and recreational purposes. The Cole Memorandum outlined certain priorities for the Department of Justice relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that enacted laws legalizing cannabis in some form and that also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level.

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In March 2017, newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he disagreed that it had been implemented effectively and, on January 4, 2018, Attorney General Jeff Sessions issued a memorandum (the “Sessions Memorandum”) that rescinded the Cole Memorandum. As a result of the Sessions Memorandum, federal prosecutors are no longer bound by the priorities in the Cole Memorandum relating to the prosecution of cannabis activities despite the existence of state-level laws that may be inconsistent with federal prohibitions.

There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the Controlled Substances Act with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current federal law. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, Grown Rogue’s business, results of operations, financial condition and prospects would be materially adversely affected. Until Congress amends the federal law with respect to marijuana use, there is a risk that federal authorities may enforce current federal law against companies such as Grown Rogue for violation of federal law or they may seek to bring an action or actions against Grown Rogue and/or its investors for violation of federal law or otherwise, including, but not limited to, a claim against investors for aiding and abetting another’s criminal activities.

In light of the uncertainty surrounding the treatment of United States cannabis-related activities, including the rescission of the Cole Memorandum, the Canadian Securities Administrators published a staff notice (Staff Notice 51-352 (Revised)) on February 8, 2018 setting out certain disclosure expectations for issuers with United States cannabis-related activities. Staff Notice 51-352 (Revised) includes additional disclosure expectations that apply to all issuers with United States cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the United States cannabis industry.

In accordance with the Canadian Securities Administrators Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”), below is a table of concordance that is intended to assist readers in identifying the disclosure expectations outlined in Staff Notice 51-352.

In accordance with Staff Notice 51-352, this section provides a discussion of the federal and state-level U.S. regulatory regimes in the jurisdictions where Grown Rogue is currently directly involved through its subsidiaries or is planning to be directly involved in the future. Certain Grown Rogue subsidiaries are directly engaged in the manufacture, possession, use, sale or distribution of cannabis in the recreational cannabis marketplace in the State of Oregon. Grown Rogue also intends to enter the Michigan market. In accordance with Staff Notice 51-352, Grown Rogue will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation. Any non-compliance, citations or notices of violation which may have an impact on Grown Rogue’s licenses, business activities or operations will be promptly disclosed by Grown Rogue.

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All Issuers with US Marijuana-Related Activities	Response
Describe the nature of the issuer’s involvement in the U.S. marijuana industry and include the disclosures indicates for at least one of the direct, indirect and ancillary industry involvement types.	See above under “Description of Business”. See below under “U.S. Regulatory Matters”
Prominently state that marijuana is illegal under US federal law and that enforcement of relevant laws is a significant risk	See above
Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. marijuana-related activities.

See below under “U.S. Regulatory Matters”

See the following risk factors included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Because marijuana is illegal under federal law, investing in cannabis business could be found to violate the US Federal CSA

Outline related risks including, among others, the risk that third party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.

See the following risk factors included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Because marijuana is illegal under federal law, investing in cannabis business could be found to violate the US Federal CSA

Section 17 – Risk Factors – Risks Relating to Other Laws and Regulations

Section 17 – Risk Factors – Current and Future Consumer Protection Regulatory Requirements

Section 17 – Risk Factors – Operational Risks

Section 17 – Risk Factors – Grown Rogue will not be able to deduct many normal business expenses

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All Issuers with US Marijuana-Related Activities	Response

Section 17 – Risk Factors – External Factors

Section 17 – Risk Factors – Failure to Protect Intellectual Property

Section 17 – Risk Factors – Agricultural Operations

Section 17 – Risk Factors – Liability, Enforcement Complaints etc.

Section 17 – Risk Factors – Grown Rogue’s business is highly regulated and it may not be issued necessary licenses, permits, and cards

Section 17 – Risk Factors – Licenses

Section 17 – Risk Factors – Local Laws and Ordinances

Section 17 – Risk Factors – Third party service providers to Grown Rogue may withdraw or suspend their service

Section 17 – Risk Factors – Grown Rogue may not be able to obtain or maintain a bank account

Section 17 – Risk Factors – Grown Rogue’s contracts may be unenforceable and property may be subject to seizure

Section 17 – Risk Factors – The protections of US bankruptcy law may be unavailable

Section 17 – Risk Factors – Grown Rogue may have a difficult time obtaining insurance which may expose Grown Rogue to additional risk and financial liabilities

Section 17 – Risk Factors – Grown Rogue’s websites are accessible in jurisdictions where medicinal or recreational use of marijuana is not permitted and, as a result Grown Rogue may be found to be violating the laws of those jurisdictions

Section 17 – Risk Factors – The marijuana industry faces significant opposition in the United States

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All Issuers with US Marijuana-Related Activities	Response
Given the illegality of marijuana under US federal law, discuss the issuer’s ability to access both public and private capital and indicate what financing options are/are not available in order to support continuing operations.

See above under “Description of Business”.

See the following risk factor included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue may not be able to obtain or maintain a bank account

Quantify the issuer’s balance sheet and operating statement exposure to U.S. marijuana-related activities.	100% of Grown Rogue’s balance sheet and operating statements are exposed to U.S. marijuana-related activities.

Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.

Grown Rogue has received legal advice from multiple attorneys regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.
CSA Requirement – US Marijuana Issuers with direct involvement in cultivation or distribution	Response

Outline the regulations for U.S. states in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.

See below under “U.S. Regulatory Matters”
Discuss the issuer’s program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer’s licence, business activities or operations.

See below under “U.S. Regulatory Matters”

See the following risk factors included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Risks Relating to Other Laws and Regulations

Section 17 – Risk Factors – Grown Rogue’s business is highly regulated and it may not be issued necessary licenses, permits, and cards

Section 17 – Risk Factors – Licenses

Section 17 – Risk Factors – Liability, Enforcement Complaints etc.

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All Issuers with US Marijuana-Related Activities	Response
US Marijuana Issuers with indirect involvement in cultivation or distribution	Response
Outline the regulations for U.S. states in which the issuer’s investee(s) operate.	N/A

Provide reasonable assurance, through either positive or negative statements, that the investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state. Promptly disclose any non-compliance, citations or notices of violation, of which the issuer is aware, that may have an impact on the investee’s licence, business activities or operations.

N/A
US Marijuana Issuers with material ancillary involvement	Response

Provide reasonable assurance, through either positive or negative statements, that the applicable customer’s or investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.

N/A

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U.S. Regulatory Matters

Grown Rogue (through its subsidiaries) has direct involvement in the cultivation and distribution of marijuana in the United States. Grown Rogue and its subsidiaries are primarily involved in the U.S. marijuana industry as a seed to retail company with operations currently in Oregon (a state that has legalized recreational marijuana). Currently Grown Rogue through its subsidiaries produces recreational marijuana and distributes it to dispensaries throughout Oregon.

Producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a federal crime in the United States. The United States federal government regulates drugs through the Controlled Substances Act (the “Federal CSA”), which places controlled substances, including cannabis, on one of five schedules. Cannabis is currently classified as a Schedule I controlled substance, which is viewed as having a high potential for abuse and having no currently accepted medical use in treatment in the United States. No prescriptions may be written for Schedule I substances, and such substances are subject to production quotas imposed by the United States Drug Enforcement Administration (the “DEA”). Schedule I drugs are the most tightly restricted category of drugs under the Federal CSA.

State and territorial laws that allow the use of medical cannabis or legalize cannabis for adult recreational use are in conflict with the Federal CSA, which makes cannabis use and possession illegal at the federal level. Because cannabis is a Schedule I controlled substance, however, the development of a legal cannabis industry under the laws of these states is in conflict with the Federal CSA, which makes cannabis use and possession illegal on a federal level. Additionally, the Supremacy Clause of the United States Constitution establishes that the Constitution, federal laws made pursuant to the Constitution, and treaties made under the Constitution’s authority constitute the supreme law of the land. The Supremacy Clause provides that state courts are bound by the supreme law; in case of conflict between federal and state law, including Oregon and other state law legalizing certain cannabis uses, the federal law must be applied.

Until Congress amends the Federal CSA with respect to marijuana use, there is a risk that federal authorities may enforce current federal law against companies such as Grown Rogue for violation of federal law or they may seek to bring an action or actions against Grown Rogue and/or its investors for violation of federal law or otherwise, including, but not limited to, a claim against investors for aiding and abetting another’s criminal activities. The US federal aiding and abetting statute provides that anyone who commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal. Additionally, even if the U.S. federal government does not prove a violation of the Federal CSA, the U.S. federal government may seize, through civil asset forfeiture proceedings, certain assets such as equipment, real estate, moneys and proceeds, or your assets as an investor in the Company, if the U.S. federal government can prove a substantial connection between these assets or your investment and marijuana distribution or cultivation.

Because many states in the United States have approved certain medical or recreational uses of cannabis, the U.S. Department of Justice, through the Cole Memorandum, had previously described a set of priorities for federal prosecutors operating in states that had legalized the medical or other adult use of cannabis. The Cole Memorandum represented a significant shift in U.S. federal government priorities away from strict enforcement of federal cannabis prohibition.

However, the Cole Memorandum was merely a directive regarding enforcement and did not overturn or invalidate the Federal CSA or any other federal law or regulation.

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The Cole Memorandum was rescinded in January 2018 by Jeff Sessions, the former U.S. Attorney General, who deemed it “unnecessary”. This is based on Mr. Sessions’s belief, which was also expressed in the Cole Memorandum that each state’s federal prosecutor should “follow the well-established principles that govern all federal prosecutions. These principles require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.” The rescission of the Cole Memorandum, and comments made publicly by Mr. Sessions and other members of the Trump Administration, signal a significant shift by the U.S. federal government back to more strict enforcement of federal law.

On January 4, 2018, Billy J. Williams, the current United States Attorney for the District of Oregon and former Multnomah County (Oregon) Deputy District Attorney who handled major violent crimes and later served as a Chief of the Violent Crimes Unit and as the Indian Country AUSA/Tribal Liaison for the Department of Justice prior to being appointed as the federal prosecutor for Oregon, Mr. Williams provided the below statement on marijuana enforcement in the District of Oregon: “As noted by Attorney General Sessions, today’s memo on marijuana enforcement directs all U.S. Attorneys to use the reasoned exercise of discretion when pursuing prosecutions related to marijuana crimes. We will continue working with our federal, state, local and tribal law enforcement partners to pursue shared public safety objectives, with an emphasis on stemming the overproduction of marijuana and the diversion of marijuana out of state, dismantling criminal organizations and thwarting violent crime in our communities.”

In an editorial published on January 12, 2018, Mr. Williams wrote: “In sum, I have significant concerns about the state’s current regulatory framework and the resources allocated to policing marijuana in Oregon.”

At a meeting on February 2, 2018, Mr. Williams told Oregon’s top politicians and law enforcement officials that there’s more cannabis being produced in the state than can legally be consumed. “And make no mistake about it, we’re going to do something,” Williams told dozens of politicians, tribal leaders, sheriffs as well as representatives of the FBI and the U.S. Drug Enforcement Administration. “Here’s what I know, in terms of the landscape here in Oregon: We have an identifiable and formidable marijuana over-production and diversion problem,” Williams said. “That’s the fact. My responsibly is to work with our state partners to do something about it.”

Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is illegal under U.S. federal law, investing in cannabis business could be found to violate the Federal CSA. As a result, individuals involved with cannabis business, including but not limited to investors and lenders, may be indicted under U.S. federal law. An investment in the Company may: (a) expose an investor personally to criminal liability under U.S. federal law, resulting in monetary fines and jail time; and (b) expose any real and personal property used in connection with Grown Rogue’s business to seizure and forfeiture to the U.S. federal government.

Active enforcement of the current federal law on cannabis may thus directly and adversely affect revenues and profits of Grown Rogue. The risk of strict enforcement of the Federal CSA remains uncertain.

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U.S. Federal Laws Applicable to Banking

Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a crime under the Federal CSA, most U.S. banks and other financial institutions are unwilling to provide banking services to marijuana businesses due to concerns about criminal liability under the Federal CSA as well as concerns related to federal money laundering rules under the U.S. Bank Secrecy Act. Canadian banks are also hesitant to deal with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses.

Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy. In both Canada and the United States transactions by cannabis businesses involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Though guidelines issued in past years allow financial institutions to provide bank accounts to certain cannabis businesses, few U.S. banks have taken advantage of those guidelines and many U. S. cannabis businesses still operate on an all-cash basis.

Oregon State Regulation

The Oregon Medical Marijuana Program (“OMMP”) is a state registry program within the Public Health Division, Oregon Health Authority (“OHA”). The role of the OHA is to administer the Oregon Medical Marijuana Act. The OMMP allows individuals with a medical history of one or more qualifying illnesses and a doctor’s written statement to apply for registration with the OMMP. Qualified applicants are issued a medical marijuana card that entitles them to legally possess and cultivate cannabis, subject to certain limitations.

On November 4, 2014, Oregon voters passed Measure 91, known as the Control, Regulation, and Taxation of Marijuana and Industrial Hemp Act (the “Act”), effectively ending the state’s prohibition of recreational marijuana and legalizing the possession, use, and cultivation of marijuana within legal limits by adults 21 years and older. The Act did not amend or effect the Oregon Medical Marijuana Act and the OMMP. The Act empowered the Oregon Liquor Control Commission (“OLCC”) with regulating sales of recreational marijuana in Oregon. It is possible that the voters could potentially repeal the law that permits both the medical and recreational marijuana industry to operate under state law.

Under current Oregon law, possession and home cultivation by adults at least 21 years old is allowed within legal limits. Public sales of marijuana and marijuana products may be done only through licensed retailers. The OLCC has the authority to decide how many licenses to allow in a specific area or location and may refuse granting a license if there are reasonable grounds to believe there are sufficient licenses in the area or if the granting of a license is not demanded by public interest or convenience. The OLCC may disqualify applicants for a number of reasons, including for lacking a good moral character, for lacking sufficient financial resources or responsibility, for relevant past convictions, and for using marijuana, alcohol, or drugs “to excess.”

Grown Rogue has a comprehensive compliance program administered through its Director of Compliance, which tracks all aspects of operations through the METRC program (an online software tool mandated through the State of Oregon that tracks seed to retail purchases), as well as compliance with all state and federal employment and other safety regulations.

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Grown Rogue is periodically advised by various outside attorneys about the requirements for compliance with Oregon law.

Grown Rogue is in compliance with Oregon state law and its related licensing framework.

Michigan State Regulation

As part of its business plan, Grown Rogue intends to enter the Michigan state market.

In November 2008, Michigan residents approved the Michigan Medical Marihuana Act20 (the “MMMA”) to provide a legal framework for a safe and effective medical marijuana program. In September 2016, the Michigan Senate passed the Medical Marihuana Facilities Licensing Act21 (the “MMFLA”) and the Marihuana Tracking Act (the “MTA” and together with the MMMA and the MMFLA, the “Michigan Cannabis Regulations”) to provide a comprehensive licensing and tracking scheme, respectively, for the medical marijuana program. Additionally, the Michigan Department of Licensing and Regulatory Affairs and its licensing board (“LARA”) has supplemented the Michigan Cannabis Regulations with “Emergency Rules” to further clarify the regulatory landscape surrounding the medical marijuana program. LARA is the main regulatory authority for the licensing of marijuana businesses.

Under the MMFLA, LARA administrates five types of “state operating licenses” for medical marijuana businesses: (a) a “grower” license, (b) a “processor” license, (c) a “secure transporter” license, (d) a “provisioning center” license and (e) a “safety compliance facility” license. There are no stated limits on the number of licenses that can be made available on a state level; however, LARA has discretion over the approval of applications and municipalities can pass additional restrictions.

On November 6, 2018, Michigan voters approved Proposal 1, to make marihuana legal under state and local law for adults 21 years of age or older and to control the commercial production and distribution of marihuana under a system that licenses, regulates, and taxes the businesses involved. The act will be known as the Michigan Regulation and Taxation of Marihuana Act24. According to Proposal 1, LARA is required to art accepting applications for retail (recreational) dispensaries within 12 months of the measure’s effective date.

Michigan License

State operating licenses for marijuana businesses have a 1 year term and are annually renewable if certain conditions are met: (a) the renewal application is submitted prior to the date the license expires, or within sixty (60) days of expiration if all other conditions are met and a late fee is paid, (b) the licensee pays the regulatory assessment fee set by LARA and (c) the licensee continues to meet the requirements to be a licensee under the Michigan Cannabis Regulations. Each renewal application is reviewed by LARA, but there is no guarantee of a timely renewal. There is no ultimate expiry after which no renewals are permitted.

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Michigan Regulations

Michigan Marijuana Products may be purchased in a retail setting from a provisioning center by a registered qualified patient or registered primary caregivers connected to a registered qualifying patient (“Michigan Qualified Purchaser”); in each case, Michigan Qualified Purchasers must present a valid registry identification card issued by LARA (a “Michigan Registry ID”). For a Michigan Qualified Purchaser to receive Michigan Marijuana Products, provision centers must deploy an inventory control and tracking system that is capable of interfacing with the statewide monitoring system to determine (a) whether a Michigan Qualified Purchaser holds a Michigan Registry ID and (b) whether the sale or transfer will exceed the then-current daily and monthly purchasing limit for the holder of the Michigan Registry ID.

In order to receive a Michigan Registry ID, an applicant must provide: a completed application dated within one year of submission, a written certification from a physician with a bona-fide physician-patient relationship to the underlying patient, the application or renewal fee, contact information for the patient, caregiver (if applicable) and physician, as well as proof of Michigan residency.

For registered qualifying patients, the daily purchasing limit is 2.5 ounces, and for registered primary caregivers, the daily purchasing limit is 2.5 ounces per underlying registered qualifying patient that the registered primary caregiver is connected with through the registration process. Finally, the licensee shall verify in the statewide monitoring system that the sale or transfer does not exceed the monthly purchasing limit of ten (10) ounces of marihuana product per month to a qualifying patient, either directly or through the qualifying patient’s registered primary caregiver.

Allowable forms of medical marihuana includes smokable dried flower, dried flower for vaporizing and marihuana infused products, which are defined under the Act to include topical formulations, tinctures, beverages, edible substances or similar products containing usable marijuana that is intended for human consumption in a matter other than smoke inhalation. Under the Michigan Cannabis Regulations, marijuana-infused products shall not be considered food.

Qualifying conditions for the medical marijuana program in Michigan are the following:

●	Cancer, glaucoma, positive status for human immunodeficiency virus, acquired immune deficiency syndrome, hepatitis C, amyotrophic lateral sclerosis, Crohn’s disease, agitation of Alzheimer’s disease, nail patella or the treatment of these conditions;

●	A chronic or debilitating disease or medical condition or its treatment that produces 1 or more of the following: cachexia or wasting syndrome; severe and chronic pain; severe nausea; seizures, including but not limited to those characteristic of epilepsy; or severe and persistent muscle spasms, including but not limited to those characteristic of multiple sclerosis;

●	Post-Traumatic Stress Disorder (PTSD); and/or

●	Any other medical condition or its treatment approved by the department under the Michigan Cannabis Regulations.

Reporting Requirements

Pursuant to the requirements of the MTA, Michigan selected Franwell’s METRC software as the state’s third-party solution for integrated marijuana industry verification. Using METRC, regulators are able to track third party inventory, permissible sales and seed-to-sale information. Additionally, provisioning centers can use the METRC API to connect their own inventory management and/or point-of-sale systems to verify the identity as well as permissible sales for Michigan Qualified Purchasers.

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Storage and Security

To ensure the safety and security of cannabis business premises and to maintain adequate controls against the diversion, theft, and loss of cannabis or cannabis products, a provisioning center is required to:

Maintain and submit a security operations plan that includes the following at a minimum:

●	Escorts for all non-employee personnel in limited access areas.

●	Secure locks for all interior rooms, windows and points of entry and exits with commercial grade, nonresidential door locks.

●	An alarm system. Licensees will make all information related to the alarm system including monitoring and alarm activity available to LARA.

●	A video surveillance system that, at a minimum, consists of digital or network video recorders, cameras, video monitors, digital archiving devices and a color printer capable of delivering still photos.

●	24-hour surveillance footage with fixed, mounted cameras, tamper/theft proof secured storage mediums and a notification system for interruption or failure of surveillance footage or storage of surveillance footage. All surveillance footage must be of sufficient resolution to identify individuals, have accurate time/date stamps and be stored for a minimum of 14 days unless state regulators notify that such recordings may be destroyed.

●	State access to view and obtain copies of any surveillance footage through LARA or related investigators, agents, auditors and/or state police. A facility shall also provide copies of recordings to LARA upon request.

●	Logs of the following: the identities of the employee or employees responsible for monitoring the video surveillance system, the identity of the employee who removed the recording from the video surveillance system storage device and the time and date removed and the identity of the employee who destroyed any recording.

Maintain marijuana storage plan for provisioning centers that includes the following at a minimum:

●	A secured limited access area for inventories of Michigan Marijuana Products.

●	Clearly labeled containers (a) marked, labeled or tagged, (b) enclosed on all sides and (c) latched or locked to keep all contents secured within. All such containers must be identified and tracked in accordance with the MTA.

●	A locked area for chemical and solvents separate from Michigan Marijuana Products.

●	Separation of marijuana-infused products from toxic or flammable materials.

●	A sales or transfer counter or barrier separated from stock rooms to ensure registered qualifying patients or registered primary caregivers do not have direct access to Michigan Marijuana Products.

There are significant risks associated with the business of the Company, as described above and in Section 17 – Risk Factors of the Company’s Listing Statement as filed on www.sedar.com. Readers are strongly encouraged to carefully read all of the risk factors contained in Section 17 – Risk Factors of the Company’s Listing Statement.

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Internal Control over Financial Reporting and Disclosure Controls

Management, including the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting (“ICFR”) to provide reasonable assurance that all information prepared by the Company for external purposes is reliable and timely. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with IFRS.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated Financial Statements. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three month period ended January 31, 2021 that have materially affected, or are reasonably likely to materially affect, the ICFR. As a result, no such significant changes were identified through their evaluation.

There have been no material changes in the Company’s internal control over financial reporting during the three month period ended January 31, 2021 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

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